Investment Law Group

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933	Facsimile: (678) 840-2126

July 3, 2014

Mary Cole, Esq.

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc.
Comments to Form N-2, Post-Effective Amendment No. 6 Filed July 2, 2014 File No. 333-176182

Dear Ms. Cole and Ms. Stout:

I am writing as counsel to VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation today regarding two issues. In that regard, I have attached redlined pages to a proposed Post-Effective Amendment No. 7 to the Company’s Form N-2, which will be filed only when the staff has reviewed the changes.

First, with regard to the recent history of paying distributions from paid in capital, the Company plans to amend the prospectus in three places to provide better disclosure to investors of this fact. In particular, enclosed herein are the cover page, the portion of the Summary section where the Company’s distribution policy is summarized (page 8), and the Distribution section of the prospectus (pages 45-46). In all three places, we have added additional disclosure about the fact that distributions have been paid substantially from paid in capital, and that the Company expects that trend to continue in the future. In all cases, the additional language is displayed in bold font in order to make it more noticeable to investors.

Second, enclosed herein is the Fees and Expenses section of the prospectus (pages 13-15). We have corrected the table to reflect incentive fees of 0%, and other expenses of 2.1%. In addition, Note 8 was corrected to also show the other expenses ratio as 2.1%. The other expenses ratio is higher than stated in my April 30, 2014 letter (which estimated it at 1.6%), because we subsequently reevaluated the rate at which shares would be sold over the following year, which had the effect of reducing the assumed level of average net assets over the next year.

Finally, as discussed in a separate letter, I have also enclosed the December 31, 2013 balance sheet page, as it will be corrected to change the designation of “Management and incentive fees payable” to just “Management fees payable.”

Investment Law Group

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 3, 2014

Please forgive our mistake in the Fees and Expenses table. I am available to discuss any time Thursday if you are available to discuss.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS

GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Investment Law Group

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole Esq. and Sheila Stout

July 3, 2014

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated July 3, 2014, by Robert J. Mottern, counsel for the VII Peaks Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer